Exhibit 99.31

TELCO S.p.A.

Registered office: Via Filodrammatici 3, Milan

Share capital: €1,784,619,718.69 fully paid up

Registration number in Milan Companies’ Register,

tax identification code and VAT no. 05277610969

TELCO SPA PRESS RELEASE

COMPLETED THE REFINANCING TRANSACTION

Telco today completed the refinancing transaction referred to in the press release issued on 3 May 2012, which involves:

•                  execution of the announced capital increase of €600m, subscribed for by all shareholders pro rata to their interests in the company’s share capital;

•                  issue of a €1,750m bond, also subscribed for pro rata by the shareholders;

•                  execution of a €1,050m financing with HSBC, Intesa Sanpaolo, Mediobanca, Société Générale and Unicredit falling due on 27 November 2013, guaranteed by a pledge over the Telecom Italia shares.

Under the terms of the loan facility agreement, as was the case in 2010, the lending banks have granted Telco shareholders a call option over the Telecom Italia shares which may become available to them as a result of a potential enforcement of the pledge.  Exercise of this call option is governed by a separate amendment agreement which is part of the existing agreement between shareholders.

Milan, 31 May 2012